[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

November 27, 2013 VIA EDGAR AND COURIER

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Inogen, Inc.
Draft Registration Statement on Form S-1
Submitted October 16, 2013
CIK No. 0001294133

Dear Mr. Mancuso:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 12, 2013, to Alison Bauerlein, Chief Financial Officer of Inogen, Inc. (the “Company”), regarding the confidential draft Registration Statement on Form S-1, CIK No. 0001294133 (the “Confidential Registration Statement”), submitted by the Company on October 16, 2013.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), responding to the Staff’s comments. We are enclosing a copy of the Registration Statement, together with a copy that is marked to show the changes from the Confidential Registration Statement.

Prospectus Forepart

1.	Please revise the forepart of your prospectus, including your prospectus summary and risk factors, to eliminate the use of acronyms. Also, please avoid reliance on such terms in the balance of your prospectus. We note for example your use of POC, LTOT, DTC, HME, DME, MMA, MIPPA, DRA, PPACA, BOE, DME MAC and FDASIA.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Prospectus Summary, page 1

2.	Please avoid unnecessarily repeating in your prospectus summary detail from subsequent sections of your document. For example, we note that the detail on page 4 is identical to your disclosure on page 86. We also note the repetition of page 80 on page 1.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement.

Overview, page 1

3.	We note your statement in the final sentence of the second paragraph of your overview section, that “[t]o pursue a DTC strategy, our manufacturing competitors would need to meet national accreditation and state-by-state licensing requirements and secure Medicare billing privileges . . . .” Please tell us why you believe competitors have met neither national accreditation nor state licensing requirements.

Response: The Company respectfully advises the Staff that it is not aware of any other portable oxygen concentrator manufacturer in the United States that employs a direct-to-consumer strategy to market directly to patients, requiring a manufacturer to process the requisite physician documentation, provide clinical support on an as needed basis and bill Medicare and private payors. In order to pursue this direct-to-consumer strategy, a competitor would need to obtain and maintain the necessary federal and state licenses and Medicare supplier numbers. Based on the Company’s review of the Medicare Supplier List for oxygen equipment and supplies (www.medicare.gov/supplierdirectory/) and publicly available information regarding the product offerings and business practices of competing oxygen therapy suppliers, the Company is not aware of any other portable oxygen concentrator manufacturer in the United States that has obtained the required Medicare supplier numbers to pursue a direct-to-consumer strategy. Moreover, given that the Company is unaware of any other portable oxygen concentrator manufacturer that employs a direct-to-consumer strategy, it believes that none of these manufacturers possess the necessary qualifications. The Company has further revised the disclosure on page 78 to reflect this analysis.

4.	If you elect to highlight your revenue on page 1, please provide equally prominent disclosure of your losses during the relevant periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 5 and 78 of the Registration Statement.

5.	Please provide us support for your claims of leadership. Also provide us support for your claim on page 4 that “many regional and local delivery providers were priced out of this market.”

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 4 of the Registration Statement. The Company will provide to the Staff supplementally the requested support for its claims regarding market leadership, as well as supporting information with respect to decreases in the number of market participants following round one of Medicare’s competitive bidding program. Information regarding round two and round one re-compete of Medicare’s competitive bidding program is not yet determinable.

Our Market, page 2

6.	Please provide objective support for the data cited in this section. Please also tell us whether you commissioned any of this data.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will provide the Staff supplementally with the requested supporting information. The Company has not commissioned any of this data. Certain of the assumptions used to calculate the data are based on the Company’s records regarding the number of Medicare patients it serves.

Our Solution, page 3

7.	You appear to indicate that you believe your product is superior because it has the listed characteristics; however, it is unclear whether competing products also have some or all of these characteristics. Please revise or advise. Please also provide us any objective support you have for your claims.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 to clarify that we are summarizing our product benefits. Additionally, the Company respectfully refers the Staff to the comparison of the Company’s product offerings to competing oxygen therapy solutions set forth on page 83 of the Registration Statement.

The Offering, page 7

8.	Refer to the last sentence on page 8. Please revise your document to reflect the effect of the reverse split.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes throughout in the Registration Statement.

A significant majority, page 12

9.	Please clarify the last bullet point on page 12. Do you mean that you receive a rental fee for the first 36 months, then you provide the equipment for free until the fifth year? If so, do

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

you receive a rental fee for every year after the fifth year, or does another 36-month period commence followed by two more years of you not receiving a fee? Is there a limit on the number of 36-month cycles for which you can receive payment? In this regard, with a view toward disclosure in an appropriate section of your document, please tell us the portion of your revenues derived from customers who are approaching the end of the 36-month period in the coming year or that are otherwise approaching a cap as mentioned at the bottom of page 54.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12. In regards to the Staff’s request for disclosure regarding the portion of revenue derived from customer’s who are approaching the 36-month cap, the Company does not believe this information would be helpful to investors and could potentially be misleading. Rental revenue can be impacted by a host of factors, including death of the patient, change in particular preference or satisfaction of the cap. These changes, and others, can occur at any time during the year or other measurement period. Moreover, the Company continues to add significant numbers of new patients each period. For example, the number of oxygen rental patients increased from 7,500 at December 31, 2011 to over 13,500 at December 31, 2012, an to over 20,300 as of September 30, 2013. The confidence of these factors makes any information regarding contracts that may reach the cap by year end largely unreliable as a predictor of the Company’s results of operations. The Company does not track revenue by patient, including patients approaching the end of the 36-month capped rental period, because it is extremely difficult to calculate Medicare patient data reliably and because the data is not predictive of future business or revenue. During any measurement period, large numbers of patients are being added, reaching Medicare rental caps and passing away from chronic disease and the Company has imperfect insight into what is happening to patients. Per patient revenue is not a metric that the Company’s management uses for planning or for operating the Company’s business because this metric and the underlying patient data are inherently unreliable and do not provide useful forward-looking information. Accordingly, the Company believes that the disclosure of per patient revenue could be misleading to investors because future patient information cannot be derived from data regarding current capped rental patients, who historically are the patients most likely to pass away.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

The implementation of competitive bidding, page 13

10.	Please reconcile your disclosure in this section with the last paragraph on page F-36.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement pages 13 and F-32.

A recall of our products, page 26

11.	Please tell us whether you have ever conducted a recall of your products. If so, please tell us why this recall is not information an investor would need to adequately evaluate this risk factor.

Response: The Company respectfully advises the Staff that the Company conducted a voluntary recall of the Inogen One G1 concentrator in 2005. The recall, which was completed in 2006, affected 1155 concentrators and 203 consignees. The voluntary recall was classified by the FDA as a Class II recall. A Class II recall is used when the device may cause temporary or medically reversible adverse health consequences or where the probability of serious adverse health consequences is remote. The Company undertook the voluntary recall after determining that the keypad on the interface panel of the Inogen One G1 concentrator could become ultrasensitive and lead to unintended changes in the settings of the device after the concentrator was exposed to certain environmental conditions, such as ambient pressures equating to an altitude above 15,000 feet or temperatures below zero degrees Celsius. To correct this problem, the Company modified the control panel design of the Inogen One G1 concentrator in 2005, and closed the voluntary recall with the FDA in 2006. No litigation resulted from the voluntary recall, and the Company has not experienced any further occurrence of the problem with the Inogen One G1 keypads since the design change was made in 2005. Because the recall occurred approximately eight years ago and there have been no occurrences of the problem with the device since the design change was made in 2005, the Company does not believe that the disclosure of the details of the recall is necessary for an investor to evaluate the risk factor.

We are an “emerging growth company,” page 35

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Response: The Company respectfully acknowledges the Staff’s comment and will provide to the Staff supplementally a “testing the waters” presentation that the Company has used in certain presentations made by the Company’s senior managers to qualified institutional buyers and accredited institutional investors. The Company does not anticipate that the Company or any of its authorized representatives will present any other written communications to potential investors.

The Company does not expect any research reports to be published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering. Should any such research reports be published or distributed, the Company will provide them to the Staff on a supplemental basis.

Use of proceeds, page 42

13.	Please disclose the approximate amount that you intend to use for each purpose mentioned in the last risk factor on page 39.

Response: The Company respectfully acknowledges the Staff’s comment and has reconciled the disclosure in the last risk factor on page 39 with the “Use of Proceeds” section on page 42. Additionally, the Company respectfully advises the Staff that the Company has no specific or preliminary plans for the proceeds from the offering other than the uses disclosed in the “Use of Proceeds” section on page 42 of the Registration Statement. The Company notes the Staff’s comment and will further revise the disclosure in the Registration Statement should more specific determinations be made with respect to the use of proceeds prior to the completion of the offering.

Management’s discussion and analysis of financial condition and results of operation, page 52

14.	We note the accessories depicted on the inside back cover of your prospectus. Please tell us the portion of your revenue derived from accessories, the contribution of accessories to your margin, and the trends in accessory sales.

Response: The Company respectfully advises the Staff that accessories accounted for 8% of total sales revenue and 5% of total revenue for the fiscal year ending December 31, 2012 and the nine month period ending September 30, 2013. Additionally, the Company advises the Staff that accessory sales have generally been consistent year-over-year as a percentage of total sales and total revenue. The Company does not break out margins from accessory sales or track accessory margins because the margins for accessory sales closely track the Company’s margins for product sales. Accessory sales and accessory revenues are not metrics used by the Company’s management for planning or for operating the Company’s business.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Reimbursement, page 55

15.	Please clarify the extent of your historic revenue derived from areas in which you will no longer sell as a result of competitive bidding contracts that you did not receive.

Response:

The Company respectfully advises the Staff that it expects the decline in total revenue resulting from the loss of competitive bidding contracts in the areas that it was excluded from to be partially offset by the grandfathering of existing Medicare patients and direct sales to former Medicare patients with third party insurance coverage or who pay cash. The Company has updated the disclosure in the Registration Statement on pages 55 and 56 with this information.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Results of Operations, page 59

16.	With a view toward disclosure, please tell us the percentages of sales and rental revenues attributable to each of the Inogen One G2, Inogen One G3 for each period presented.

Response: The Company respectfully submits that the requested information is not material to an investor’s understanding of the Company and its business and prospects, and its public disclosure could have a material and adverse impact on the Company’s ability to compete in the oxygen therapy market. The sales mix of Inogen One G2 and G3 systems does not affect the Company’s revenues. Medicare and private insurance reimburse for Inogen One G2 and Inogen One G3 system rentals at the same monthly rate. Both Medicare and private insurance reimbursements are based on a product coding system, and all portable oxygen concentrators, including Inogen One G2 and G3 systems, have the same reimbursement codes (E1390/E1392). In addition, Inogen One G2 and G3 retail for the same price in direct sales to patients.

The disclosure of the sales mix between the Inogen One G2 and G3 would provide the Company’s competitors with unique insight into user preferences and clinical needs. This user information is proprietary to the Company and is used by its management to develop sales and marketing strategies, as well as for planning and operating the Company’s business. The disclosure of this information would provide the Company’s competitors with market intelligence about the Company and its sales results that could be used to compete more effectively against the Company in the future.

17.	With a view toward disclosure, please show us your sales revenue per patient and your rental revenue per patient for each period presented.

Response: The Company respectfully advises the Staff that the Company does not track sales revenue or rental revenue by patient because it is difficult to calculate these metrics reliably due to the large numbers of patients who are being added, reaching Medicare caps and expiring from chronic respiratory disease during any measurement period. Sales revenue per patient and rental revenue per patient are not metrics that management uses for planning or operating the Company’s business because these metrics are inherently unreliable. As such, the Company believes that the disclosure of these metrics could be misleading to investors.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

18.	Please enhance your discussion to clarify the extent to which increases in your revenues are attributable to increases in prices versus increases in the volume or amount of goods or services being sold or to the introduction of new products or services consistent with Item 303(a)(3)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary clarifications on page 58 of the Registration Statement.

Liquidity, page 64

19.	We note the reference on page 1 of exhibit 10.22 to a past due amount and the substantial burden to make payments owed. With a view toward clarifying your discussion of 2011 and other relevant periods in this section, please tell us about the extent of your past due obligations to all creditors and the reasons the amounts were past due.

Response: The Company respectfully advises the Staff that the reference in exhibit 10.22 refers to certain license payments that were withheld with the knowledge of the licensor during the pendency of potential litigation relating to the licensed technology. In light of the respective responsibilities of the Company and the licensor in the event of litigation, the Company and the licensor agreed to amend the license, restructure the license payments, assign certain intellectual property to the Company, and relieve the licensor for any further obligation to prosecute that technology, including in the event of litigation. The Company further advises the Staff that it is the Company’s practice to pay its obligations in the ordinary course of business.

20.	Please update the October 13, 2013 reference on page 67.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 64 of the Registration Statement to clarify that the revolving loan expired on October 13, 2013 and that the Company has no plans to renew or replace it.

21.	Please provide us your analysis of the extent that the liquidity requirements and debt service ratios that generate the risk factor at the bottom of page 20 materially affect your liquidity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure regarding the impact of these debt covenants on liquidity on page 64 of the Registration Statement.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Operating Activities, page 65

22.	Rather than merely identifying the components of the changes to your operating cash provided by operating activities, please discuss the reasons for the changes.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement on page 62.

Common Stock Valuation, page 72

23.	Please include a discussion of each significant factor contributing to the difference between the estimated fair value of your common stock as of the date of grant and the estimated IPO price (or pricing range). This discussion should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the underlying common stock fair value between these periods.

Response: The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the IPO pricing range. When the IPO pricing range is determined, the Company intends to provide the requested information to the Staff and update the relevant disclosure in the Registration Statement.

24.	We note a significant increase in the estimated fair value of your common shares between February 2013 and May 2013. Please expand your discussion to provide more specific details of the underlying factors and events which caused the increase. Relate those factors to any changes in assumptions underlying valuation methodology. Also, tell us why you did not perform a retrospective valuation of your common shares as of February 12, 2013, the date of your largest stock option issuance. Tell us why you used the December 31, 2012 valuation methodology for that valuation and not the more in-depth analysis performed as of July 31, 2013.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement on page 70.

25.	With respect to your July and September 2013 valuations, please explain why the valuations weighted a liquidation event at 30% and 20%, an IPO at 40% and 60%, and a private company scenario at 0%.

Response: The Company respectfully advises the Staff that the Company engaged an investment banking firm to consider a sale of the Company in the fourth quarter of 2012. The Company’s board of directors directed the investment banking firm to pursue a sale of the Company and not an initial public offering. The investment banking firm was engaged for its expertise in connections with mergers and acquisitions. As a result, the likelihood of a sale of the Company increased from 40% to 65% for our February 2013 and May 2013 valuations. However, after considering potential strategic acquisition opportunities, the

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Company terminated its relationship with the investment banking firm late in the second quarter of 2013. In May 2013, the Company’s board of directors engaged the lead underwriter primarily to consider an initial public offering of the Company because the prior mergers and acquisitions efforts had not produced a strategic or financial investor that met our board of director’s expectations. Based on discussions with its advisers, the Company believes that the lack of interest from a strategic or financial buyer was due to the fact that our business model is not complementary to most of our competitors since we are a medical device manufacturer and we pursue a direct to consumer strategy. In addition, the Company believes that reimbursement concerns due to competitive bidding, as well as the additional need for asset investments to continue to grow revenues, also reduced strategic or financial acquisition interest in the Company. As a result, the likely percentage associated with a sale decreased from 65% in February 2013, when buyers were still receiving Company information and reviewing due diligence materials, to 30% in July 2013, when several potential acquirers had been vetted out or removed themselves from the process, to 20% in September 2013, when no active conversations were occurring with possible purchasers.

In May 2013, the Company’s board of directors determined that management’s focus should shift to preparing for an initial public offering instead of seeking a strategic partner due to the factors noted above, overall market conditions, the implementation of the JOBS Act that was successfully allowing for offerings for smaller companies, and the Company’s improving financial results. In July 2013, the Company held an organizational meeting for its initial public offering with its advisors. In September 2013, the Company held “testing the waters” meetings with certain selected investors to assess interest in the offering, and began drafting the Confidential Registration Statement. As a result, the likelihood of an initial public offering was increased from 10% in February 2013, to 40% in July 2013, to 60% in September 2013.

Due to the liquidity requirements and preferences of the Company’s investors, who are primarily venture capitalists, and the length of time that the Company’s investors had been invested in the Company (7 to 10 years), the Company determined that the likelihood of no liquidation event in the next year should be zero. In addition, the Company’s capital intensive business model meant that additional capital would be needed in 2014 to reach revenue expectations. The Company believes that our probabilities given for each scenario are appropriate and supported by business results and strategic decisions.

26.	We note your disclosure in this section that you had an independent appraisal firm complete an appraisal of your common stock as of various dates. Please describe to us and revise to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69. As disclosed on page 69, the Company respectfully advises the Staff that the Company’s board of directors is ultimately responsible for determining the fair market value of the Company’s equity awards. To assist

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

with this task, the board of directors has commissioned valuation reports from an independent, third-party valuation firm. The Company’s management and board of directors have evaluated the valuation firm and deemed the firm to be credible based on their respective knowledge of the valuation firm’s professional qualifications, reputation and references. At the direction of the board of directors, the valuation firm has met with the Company’s management to gather the necessary background information about the Company and its capitalization, financings, financial results and business prospects needed to perform the valuation. The valuation firm has delivered written reports to the Company’s management and board of directors, containing analysis and recommendations regarding the fair market value of the Company’s common stock. The board of directors has reviewed each report and deliberated the reasonableness of the assumptions, methodologies, analysis and conclusions set forth in the reports. The board of directors has also considered other factors relating to the Company’s business, results, finances and prospects. After deliberation, the board of directors determined the fair market value of the Company’s equity awards. The Company has updated its disclosure on page 68 of the Registration Statement of the factors considered by the Company’s board of directors in addition to the valuation reports.

Contemporaneous Third-Party Valuations, page 74

27.	Please tell us why you have not filed the consent of the third party to whom you attribute the valuations disclosed in this section. See Rule 436.

Response: While the Company did obtain reports from an independent third-party valuation firm regarding the fair market value of its equity awards, these reports were only one of several factors considered by the Company’s board of directors when determining the fair market value of its equity awards. The Company has supplemented its disclosure on page 68 with a more detailed discussion of the other factors considered by the board of directors. In addition, the Company has not summarized or included the valuation firm’s report in the Registration Statement, as the valuation firm did not prepare or certify any part of the Registration Statement or prepare or certify a report or valuation for use in connection with the Registration Statement. Accordingly, the Company respectfully submits that no consent should be required because the Company does not deem the valuation firm as an “expert” as defined in Item 509 of Regulation S-K for purposes of Rule 436(b) of Regulation C.

Business, page 80

28.	Please describe the Breathe Oxygen Services acquisition that you mention on page 65. Include a description of how the acquisition contributed to your business. Please also include a description of how the Comfort Medical Supply acquisition mentioned on page 52 contributed to your business.

Response: The Company respectfully advises the Staff that neither the Breathe Oxygen Services nor the Comfort Life Medical Supply acquisition was a material transaction. As indicated in our revised

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

disclosure on pages 52 and 78 of the Registration Statement, the Company acquired Comfort Life Medical Supply for use of its Medicare number to position the Company to enter the Medicare rental market and to accept Medicare reimbursement. At the time of the acquisition, Comfort Life Medical Supply had limited business activities and few assets other than its active Medicare number. The Company has added disclosure on page 52 of the Registration Statement confirming that since the acquisition of Comfort Life Medical Supply the Company has built a significant Medicare rental business.

The Company has added disclosure on page 63 of the Registration Statement indicating that the Company acquired Breathe Oxygen Services solely to service patients located in Tennessee in compliance with applicable Tennessee law.

29.	Please describe the operating centers that you mention in the last risk factor on page 21. Also describe the activities of your employees that are subject to the regulations governing the professional practice of respiratory therapy as you mention in that risk factor. Do you have liability for malpractice? Clarify the portion of your revenue from these centers and the professional practice. It is unclear why your prospectus summary and cover graphics do not reflect these activities. Likewise, given your reference to revenues from stationary products on page 55, it is unclear why those products are not described in this section and reflected in your graphics and prospectus summary with sufficient prominence relative to their significance to business. Also note the requirements of Regulation S-K Item 101(c)(1)(i).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to replace the term “operating centers” on page 21 of the Registration Statement with term “sales and customer service centers.” The Company does not operate any clinics or medical facilities and none of its clinical personnel diagnose or treat patients. The Company’s clinical personnel assist patients with titration and evaluate the working order of the equipment provided to the patients by the Company. With the exception of a small portion of our business relating to patients referred to us by physicians in New Jersey and Massachusetts, where applicable regulations require us to send a technician into the patient’s home to deliver the equipment and perform titration, our clinical personnel assist patients remotely using our sales and customer service centers.

Our clinical personnel are subject to applicable regulations governing titration and equipment evaluations performed for patients. The Company maintains liability insurance with respect to the activities undertaken by our clinical personnel. The premiums associated with this insurance are not significant because our clinical personnel neither diagnose nor treat patients.

30.	Please tell us the material terms of the contracts that you mention in the penultimate paragraph on page 56. Also tell us when the contracts expire, and the amount of your business derived from contracts expiring in the next 12 months.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Response: The Company respectfully advises the Staff that only three of these contracts are expiring during the next 12 months. In the aggregate, these three contracts contribute less than 1% of our revenue in each of the nine-month period ended September 30, 2013, and the years ended December 31, 2012 and December 31, 2011. The Company will provide to the Staff supplementally a table summarizing the material terms, expiration dates and contribution to our business for each contract.

Overview of oxygen therapy market, page 81

31.	Please show us how you calculated the $4.0 billion market. Provide us any support that you have for this figure. Also include your analysis of how you believe the figure is sufficiently reliable as to be highlighted in your prospectus summary.

Response: The Company respectfully advises the Staff that the market size is calculated using publicly available statistics regarding Medicare oxygen therapy patients and Medicare reimbursement for oxygen therapy, as well as the Company’s estimate of the total size of the oxygen therapy market based on a comparison of the Company’s Medicare patient population to its total patient population. The Company will provide to the Staff supplementally information supporting the Company’s calculation of the market size.

32.	Please revise your disclosure to clarify the number of years of growth addressed by the 7% to 10% projection.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes on page 79 of the Registration Statement.

Oxygen therapy solutions comparison, page 83

33.	We note the claim in your chart that that single-solution portable oxygen concentrators “enable travel,” which you define as the ability to be used on commercial aircraft and which are capable of being plugged into a car outlet for extended use. We also note your graphic following page F-62 stating that only the Inogen One G3 has a DC Power Cable that may be plugged into an automobile cigarette lighter. Please tell us whether the Inogen One G2 may also be plugged into a car outlet, as apparently would be required for it to be considered a single-solution portable oxygen concentrator based on your definition.

Response: The Company respectfully advises the Staff that both the Inogen One G2 and the Inogen One G3 can be connected to an automobile power outlet. The Company has revised the disclosure on page 81 and added clarifying language to the graphic on page F-60 in the Registration Statement to address the Staff’s comment.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Single solution for home, ambulatory, travel and nocturnal treatment, page 85

34.	Please explain how your “compressors are specifically designed to enable [y]our patients to run [y]our POCs 24/7,” considering your Inogen One G3 single battery system has a battery life of only 4.5 hours. Please also tell us whether patients must rely upon a stationary oxygen concentrator while changing the batteries on their portable oxygen concentrator. Please also provide enhanced disclosure as to whether a patient would need multiple batteries in order to use their portable oxygen concentrator 24/7, as well as to whether Medicare covers the cost of extra batteries, if required. In this regard, it is unclear why it is appropriate for the chart on page 83 to claim that the supply is “unlimited” if in fact the supply is limited by battery life or otherwise.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes on page 83 of the Registration Statement.

Clinical Validation, page 85

35.	When you refer to “clinical validation” please clarify whether you are referring to a use which has been cleared by the FDA.

Response: The Company respectfully advises the Staff that our 510(k) clearance allows patients to use our portable oxygen concentrators and does not distinguish between nocturnal and daytime use. The Company independently commissioned patient studies in order to substantiate and strengthen its claims that its personal oxygen concentrators work nocturnally, and to gain market acceptance among physicians and patients with respect to overnight use. These independently commissioned studies were not related to our 510(k) clearance. The Company has revised the disclosure on page 83 of the disclosure to clarify the term clinical validation.

Cost-efficient model, page 86

36.	Please tell us why you believe it is appropriate to disclose only the high end of your estimate of the delivery model. How does this disclosure provide investors sufficient information to accurately evaluate the viability of the delivery model?

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Registration Statement.

Patient-friendly, single solution, sub-5 and sub-10 pound POCs, page 86

37.	We note your belief that “[y]our current product offerings, Inogen One G3 and Inogen One G2, are the only sub-5 and sub-10 pound single solution POCs on the market today.” Please tell us how you confirmed the accuracy of this statement considering publicly available information regarding other single-solution portable oxygen concentrators on the market today.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement.

Government Regulation, page 95

38.	Please tell us why this section does not explain the regulatory process of relevant foreign authorities.

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosure regarding foreign regulatory compliance on page 97 of the Registration Statement.

39.	Please disclose the regulatory status of the products that you mention in the first paragraph on page 94. Have you submitted a 510(k) application for FDA clearance? If so, when, and why has clearance not yet been received? If not, what are the material hurdles that remain until you can submit the application?

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement on page 92.

510(k) Clearance Pathway, page 95

40.	Refer to the last sentence on page 95. Please tell us the date that you obtained clearance for each product that you mention in the last paragraph on page 93.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company obtained 510(k) clearance for the original Inogen One system on May 13, 2004. Both the Inogen One G2 and G3 systems fall under the original Inogen One 510(k) clearance. This was documented with FDA correspondence on June 24, 2009 for Inogen One G2, and on July 25, 2012 for Inogen One G3. The Company respectfully advises the Staff that the Company has updated page 93 of the Registration Statement to address the Staff’s comment.

Licensure, page 97

41.	Please clarify the process and criteria for receiving the accreditation, licensing, and billing privileges mentioned on page 1. Disclose when your accreditation, licenses and privileges expire.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 95. The Company advises the Staff that in order to obtain state by state licensure to dispense oxygen, oxygen therapy providers must undergo an application process and demonstrate compliance with each state’s regulations through either on-site inspections and/or the submission of pertinent documentation, often including verification of good standing in the state of residence. Each state license can have different requirements, such as financial standing, requirement of surety bonds, requirement of clinician oversight, and physical location restrictions, as described in the application. State licenses are most commonly renewed on an annual or biannual basis.

To become accredited through one of the ten authorized agencies that are recognized by Medicare, oxygen therapy providers must undergo an application process and demonstrate compliance with Medicare’s supplier standards, quality standards, and licensure requirements during an unannounced on-site survey. Accreditation must be renewed every three years through passage of an on-site inspection which demonstrates ongoing compliance with Medicare and quality standards as well as remittance of appropriate fees. Accreditation is required for each of the oxygen therapy provider’s facilities. The accreditation of the Company’s current facilities is due to expire as follows:

•	Goleta, California on May 07, 2015,

•	Richardson, Texas on May 05, 2015, and

•	Smyrna, Tennessee on May 07, 2015.

In order to obtain and maintain Medicare billing privileges, oxygen therapy providers must have appropriate state licensure, be accredited, and receive a Medicare supplier number through an application process. The issuance of a supplier number includes an on-site inspection and random inspections to ensure ongoing compliance with Medicare supplier standards, accrediting standards, and state licensure requirements. Medicare billing privileges do not have an expiration date, but they can be suspended or revoked at Medicare’s discretion if an oxygen therapy provider fails to maintain accreditation and proper licensure, or fails to comply with the Medicare supplier standards.

Intellectual Property, page 99

42.	Please tell us why you do not describe the license mentioned at the bottom of page 68, including a description of its duration, importance to your business, and material termination provisions.

Response: The Company respectfully advises the Staff that the license was terminated and the licensed intellectual property was assigned to the Company pursuant to the amended license agreement filed as Exhibit 10.22 to the Registration Statement.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Patents, page 99

43.	Please disclose the expiration dates of your material patents.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 97 of the Registration Statement.

Board Composition and Risk Oversight, page 106

44.	Please tell us when section 2.6 of exhibit 4.2 expires. Cite in your response the relevant section of the exhibit that provides for the expiration.

Response: The Company respectfully advises the Staff that in connection with the offering contemplated by the Registration Statement, the Company’s Certificate of Incorporation will be amended and restated, and the Company’s voting agreement will be terminated, such that there will be no director elected by the holders of the Series D Registrable Securities. The Company advises the Staff that this provision will be moot given that no directors will be elected by such holders. Additionally, the Company advises the Staff that the Company intends to seek the approval of the requisite stockholders to amend the agreement to expressly provide for the termination of this provision upon the closing of the offering contemplated by the Registration Statement.

Compensation Committee Interlocks and Insider Participation, page 109

45.	Please provide the disclosure required by Regulation S-K Item 407(e)(4) as it applies to your last completed fiscal year.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will complete the disclosure as required by Regulation S-K Item 407(e)(4) following the end of the current fiscal year.

Certain relationship and related party transactions, page 122

46.	Where this section refers to preferred stock that will be converted into common stock in connection with this offering, please also disclose in this section the conversion rate or the number of underlying common shares on pages 120 and 121.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement.

Warrants, page 130

47.	Please disclose the nature and amount of securities that will underlie each warrant described in the section after you complete this offering.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement.

Anti-Takeover Effects, page 132

48.	Please address here the requirement in Article XII of exhibit 3.2 that a majority of your board also approve the relevant changes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Registration Statement.

Shares eligible for future sale, page 135

49.	Given that, according to your first paragraph on page 136, not all of your stockholders will be subject to the lock up agreement, please provide us your analysis supporting your conclusion that no shares will be eligible for sale until more than 180 days after the date of the prospects as suggested by the second bullet point on page 135.

Response: The Company respectfully advises the Staff that the Company’s stockholders are subject to market standoff provisions pursuant to which the stockholder has agreed not to sell any shares during the 180-day period following the initial public offering. In addition, our lead underwriter will require that substantially all of our stockholders execute lockup agreements as disclosed on page 134 of the Registration Statement.

Underwriting, page 142

50.	If the second and third paragraphs following the first list of bullet points on page 146 do not apply to United States investors, please add an appropriate caption before those paragraphs to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement on page 144.

51.	Refer to the last paragraph on page 148. Please provide more specific information regarding the relationships of the underwriters with the registrant. Also, please ensure that the disclosure appears under an appropriate caption; currently your caption appears to suggest that this information is merely intended to provide a notice for investors in Japan.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement on page 146.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Change in independent registered public accounting firm, page 149

52.	You disclose that your audit committee previously engaged BDO USA, LLP to audit your financial statements for the years ended December 31, 2011 and 2012. But in July 2013, your audit committee engaged other auditors for the year ended December 31, 2011 due to the fact that BDO USA, LLP was not independent with regard to your financial statements for that year. Please respond to the following:

•	Tell us when you engaged BDO USA, LLP to audit your financial statements;

•	Tell us when and how you noted that BDO USA, LLP was not independent for 2011; Describe to us the circumstances that resulted in BDO USA, LLP not being independent for 2011; and

•	Explain to us how and when those circumstances changed so that the audit firm is considered independent for the years ended December 31, 2012 and 2013, respectively.

Response: The Company respectfully advises the Staff that on June 18, 2008, the Company engaged BDO USA, LLP (“BDO”) to perform the audit for the year ending December 31, 2007. In the years ending December 31, 2007 through 2011, BDO also performed tax provision calculations for the Company. Upon review of applicable SEC auditor independence rules, the Company determined that BDO was not considered independent for those years due to its performance of the tax provision work. For the year ending December 31, 2012, the Company engaged a separate firm to perform the necessary tax provision calculations so BDO could maintain independence from the Company. The Company engaged Macias Gini & O’Connell LLP (“MGO”) to perform a re-audit of its 2011 financial statements that would meet the appropriate auditor independence standards.

Where you can find additional information, page 147

53.	Refer to your disclosure in the first paragraph that statements regarding contracts or documents are not necessarily complete. If you are referring only to disclosure that you qualify by reference to exhibits as you do in the last sentence of the first paragraph in this section, please revise to clarify. Otherwise, please tell us the authority on which you rely to include incomplete statements in your prospectus about contracts or documents.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes on page 147 of the Registration Statement.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Revenue Recognition, page F-11

54.	On page F-12, you disclose you recognize equipment rental revenue on the date products are shipped and the non-cancellable rental period is typically one month. On pages 12, 56 and 91, you disclose the maximum rental period for oxygen equipment under Medicare reimbursement is thirty-six months of continual usage. Please respond to the following:

•

On page 75, you disclose that a portion of revenue and related costs are deferred each month for monthly rental revenue. Please tell us in more detail how you determine the amount of revenue and costs to defer each month.

•	Tell us how you recognize revenue in months subsequent to the initial shipment and usage by the patient.

•

Tell us the pattern of usage and contractual commitments for rental equipment in a standard arrangement, including the terms of any renewal periods and their length, the timing of patient billings, and the timing of rental income.

•	Disclose your revenue recognition policy for rental periods subsequent to initial shipment.

Response: The Company respectfully advises the Staff that pursuant to applicable Medicare and private insurance billing requirements, the Company bills each patient monthly, on the patient’s recurring initial date of service when product was first shipped, for the next monthly period. However, if the first day of the billing period does not fall on the first day of the month, then a portion of the monthly billing period will fall in the subsequent month and the related revenue and cost should be deferred. Therefore, the Company defers income for the days of services that are in the following month. For example, if the dates of service are for December 10, 2012 to January 9, 2013, then as of December 31, 2012, the Company defers nine days of the monthly period income that was billed on December 10, 2012, as well as nine days of cost of these services, which is estimated using the approximate gross margin on rental sales per day which considers both depreciation and servicing costs that are included in cost of rental revenues.

As noted above, the Company bills each patient monthly on the patient’s recurring initial date of service. Private insurance payors generally follow Medicare billing guidelines. In compliance with the requirements of Medicare and private insurers, the Company communicates with its patients at least once every six months. The Company receives communications from the Social Security Administration weekly regarding deceased people and compares the Social Security Administration’s listing with its own database to confirm if any patients have passed away. The Company ceases billing if a patient is deceased, is no longer on service or no longer needs oxygen. However, sometimes the Company is not aware of a change in condition or qualification until after the Company has already billed the patient. In such cases, the billing will be denied by Medicare or refunded, as necessary. The Company accrues for these potential adjustments at the time of billing using a percentage of the Company’s rental revenues based on historical results as adjusted for write-offs and for changes in economic, regulatory and billing practices.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Oxygen rentals are for one month periods at a time and are not guaranteed for a specified period of time as the patient has the right to switch providers at anytime without reason or they may have a change in condition or insurance that would mean they no longer qualify for oxygen equipment. Medicare requires that this is a rental to the patient and that title does not transfer to the patient or Medicare. For assigned Medicare patients, the Company will receive up to 36 months of payments from Medicare based on the Medicare fee schedule or competitive bidding single payment amount, whichever is applicable. Medicare is responsible for 80% of the fee, and the patient or secondary insurance payor is responsible for the remaining 20%. If the patient either no longer needs oxygen or passes away, the Company ceases billing as of that date for future dates of service. However, no credit will be issued to the payor or the patient for the pro-rated amount that represents the period beginning when the patient no longer needs oxygen or passes away until the end of the monthly period that was previously billed. At termination of service, the Company reclaims the unit and redeploys it to another patient. If service is not cancelled, the service is renewed in monthly renewal periods within the 60-month reasonable useful lifetime of the equipment.

A new 36-month rental period can begin only in the following situations:

1.	Specific incident of damage beyond repair (e.g., dropped and broken, fire, flood, etc.) or the item is stolen or lost;

2.	Break-in-need for at least 60 days plus the days remaining in the month of discontinuation and new medical necessity is established; or

3.	The beneficiary elects to obtain replacement equipment after the reasonable useful lifetime (RUL) has been met. The RUL for oxygen equipment is 60 months. The RUL is not based on the chronological age of the equipment. It starts on the initial date of service and runs for 60 months from that date.

Rental revenues are recognized as earned, less estimated adjustments. Revenues not billed at the end of the period are reviewed for the likelihood of collections and accrued. The rental revenue stream is not guaranteed and payment will cease if patient no longer needs oxygen or returns equipment. Revenue recognized is at full estimated fee; transfers to secondary insurances / patient responsibility have no net effect on revenue. Rental revenue is earned for that month if patient is on service on the first day of the monthly period recurring date of service for a particular claim, regardless if there is a change in condition/death after that date. There is no recourse or repayment required for revenue paid in the 36-month period if the patient does not reach the end of the 60-month reasonable useful lifetime of the equipment.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Included in rental revenue are unbilled amounts that were earned but not able to be billed for various reasons, the largest of which had to do with Medicare denials on previous claims for that patient where the denial needed to be appealed prior to releasing future rental periods. The criteria for recognizing revenue had been met as of month-end, but there were specific reasons why the Company was unable to bill Medicare and private insurance for these amounts, typically associated with clerical denials on previous month’s claims for that patient that needed to be corrected prior to any additional billing was released, or when additional documentation was pending from a doctor’s office to verify verbal information. As a result, the Company creates an unbilled rental revenue accrual based on these earned revenues not billed based on a percentage of unbilled amounts and historical trends and estimates of future collectability.

If a beneficiary was using a stationary concentrator, portable concentrator, or transfilling equipment during the 36th rental month, Medicare will pay for a maintenance and service visit not more than once every 6 months, beginning 6 months following the end of the capped rental period. If the equipment is covered under a warranty that covers labor related to routine/general maintenance and servicing (e.g., inspection, changing filters, cleaning, and calibration), payment for the first maintenance & service visit can be no sooner than 6 months following the end of that warranty. A supplier must actually make a visit to bill the service. If multiple visits are made during a 6-month period, only one visit will be paid. The Company currently does not perform in-house maintenance and service and instead the patient returns the unit to Company locations for any service needed. As previously discussed, a significant portion of patients pass away before reaching the capped rental period and the product is designed for minimal servicing required in the capped period regardless. This obligation for repair in the capped period is infrequent and insignificant and as a result we do not defer a portion of rental revenues.

55.	We note you offer extended warranty service contracts. Please respond to the following:

•	Tell us whether the product sales or leases include maintenance of the equipment and consumables.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

•	Tell us the substance of your obligations under both your standard and extended warranty policies.

•	Tell us how you considered FASB ASC 605-25 and FASB ASC 840-20 related to multiple-element arrangements.

•	Disclose where you classify service revenues and costs for your extended service contracts in your statements of operations.

•	Explain how you determine the period over which to recognize the lifetime extended warranty revenue.

Response: The Company respectfully advises the Staff that the Company’s product sales include a warranty provision that provides the purchaser with some protection in the event the product does not perform as expected or requires post-sale services. The products are sold with either a 3-year or a lifetime warranty (lifetime warranty is only available to consumers). The 3-year warranty constitutes the base warranty and is therefore considered the standard warranty. The lifetime warranty is considered an extended warranty and is accounted for as a separate deliverable.

The Company assumes an obligation to repair or replace the product if it fails to perform as advertised or according to published specifications. Product sales include a standard 3-year warranty in the purchase price, but this does not include consumables or maintenance outside of product defect. Maintenance of the equipment and consumables is not performed by the Company and it is the responsibility of the consumer or provider who purchased the product. These warranty provisions merely require us to repair or replace the product if it fails to perform in the way it was designed and manufactured to perform. These provisions are explicitly identified in the documentation that is sent to the customer with the product and the Company does not sell configurations that do not include the Company’s standard three year warranty. Since the Company has been selling the product since 2004 it has sufficient historical experience to estimate the warranty obligations reliably and the potential range of loss is not wide. Therefore the standard warranty is not considered to be an additional service and as required by ASC 460-10-25-6, the Company accrues for the standard warranty obligations when revenue is recognized. In addition, the Company has fully considered FASB ASC 605-25 related to multiple-element arrangements and the Company believes that its standard warranty obligation qualifies to not be accounted for separately from the product sale.

The Company also allows both patients and providers to purchase an extended warranty option on the Company’s Inogen One systems for periods of 1 or 2 years at anytime). The Company recognizes this revenue over the period in which it is earned which is after the 3-year standard warranty period has ended. Until that time, these receipts are held in deferred revenue. For providers, revenue is recognized over the appropriate period on a straight line basis. For patients, revenue is recognized 75% in year one on a straight-line basis after the standard warranty period (year four) and 25% in year two on a straight-line basis after the standard warranty period (year five). This two year revenue recognition period and pattern is based on the expected life of the Company’s patients and validated by independent studies of the lifespan of oxygen patients per the clinical study “Ambulatory Oxygen Therapy; Exercise, and Survival with Advanced Chronic Pulmonary Disease (the Nocturnal Oxygen Therapy Trial Revisited),” the cost of providing the extended warranty service is primarily in year one of the extended warranty period due to patient mortality.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Service revenues and costs for the Company’s extended service contracts are accounted for in other revenues and cost of other revenues, respectively, on the Company’s statement of operations and are an immaterial portion of the Company’s overall sales and cost of goods sold.

The Company’s product rentals convey the right to use oxygen equipment for a stated period of time. Under ASC 840-20, they are considered to be operating leases since the patients retain the right of cancellation at any time and the non-cancelable lease period is therefore one month. The patient signs a commitment to rent the equipment and use their insurance benefits, including all of the terms of such lease, which typically are in one month increments. Costs incurred under these leases for consumables, shipping, and depreciation, are expensed to cost of rental revenues as incurred and are associated with that month’s rental revenues. As noted previously, if a portion of rental revenues is deferred, since certain dates of service are in the following month, the appropriate expenses associated with the revenue are deferred as well. As a result, the Company has fully considered FASB ASC 840-20 related to leases and believes that it properly accounts for the Company’s product rental revenues and costs.

56.	You disclose that you generally recognize product revenues upon shipment. Please describe and quantify for us any sales where you do not record product revenue upon shipment.

Response: The Company respectfully advises the Staff that the Company recognizes product revenues upon shipment. As previously discussed, no deferrals of revenue exist outside of extended and lifetime warranty obligations. The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement to remove any reference to generally recognizing product revenues upon shipment.

57.	Please tell us how you considered your thirty-day free trial in your revenue recognition policy. Refer to SAB Topic 13.A.3.b.

Response: The Company respectfully advises the Staff that the Company has considered SAB topic 13.A.3.b in our revenue recognition policy.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

The Company allows its direct-to-consumer purchases to have a 30-day trial for products and the consumer can return the product for any reason. Payment is received in advance of shipment and title transfers at that time. If the product is not returned within that 30-day period or is stolen / damaged / lost in that period, the consumer has no right of recourse. If the consumer decides to return in that period, the consumer is subject to a handling/restocking fee of $99. As a result and in consideration of the appropriate revenue recognition guidelines, the Company recognizes the product return against the current period’s revenue, and, at each period end, the Company creates an allowance for the estimated returns in the next period associated with this period’s shipments based on the historical experience of the Company. The sales returns received during the 30-day trial represent a small portion of the Company’s direct-to-consumer sales at 5% to 10% of system shipments.

58.	On page 91, you disclose that under Medicare rentals the company retains equipment ownership at all times with no recourse. Please explain to us what you mean by no recourse.

Response: The Company respectfully acknowledges the Staff’s comment and has made clarifying changes to the disclosure on page 89 of the Registration Statement. The Company respectfully advises the Staff that the transfer of ownership to Medicare or consumers under rental agreements does not occur under any conditions, which is what the Company means when it uses the term “no recourse.”

Accounts Receivable and Allowance for Bad Debts, Returns and Adjustments, page F-15

59.	We see that as of December 31, 2012 and June 30, 2013, the allowance for accounts receivable represents approximately 23% and 25%, respectively, of the total accounts receivable. We also note that the provision for sales returns as shown in the statement of cash flows during the six months ended June 30, 2013, is increasing at a rate faster than your increase in sales. Please provide us with a rollforward of each of the components of the allowance for each of the periods presented in your financial statements (i.e., bad debts, sales returns, and allowance for adjustments). Please describe for us your experience with the growth of each of the allowances recorded against accounts receivables and your assessment of the reliability of your estimates.

Response: The Company respectfully advises the Staff that it recognizes revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the selling price to the buyer is fixed or determinable, and (4)

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

collectability is reasonably assured. The increase in accounts receivable reserves from 23% as of December 31, 2012 to 25% as of June 30, 2013 to 29% as of September 30, 2013 is primarily related to our rental business and patient co-pay balances. The Company believes its reserves are adequate and properly present the collectability of our outstanding accounts receivable balances based on the specific assessment of the reserves listed below.

We review the accounts receivables on at least a quarterly basis to assess the allowance for doubtful accounts. In general, our allowance for doubtful accounts is higher for our rental revenue compared to our sales revenue. Due to our growth in our patient base in the relevant periods as well as turnover in our billing and collections team, our write-offs and past due rental accounts receivable balances have increased. In the fourth quarter of 2013, we have put the proper resources in place to ensure that this trend should not continue in the future and we would expect the reserve for bad debts as a percentage of rental accounts receivable to decrease in the future. We believe that our accounts receivable are properly valued because collection of these amounts is reasonably assured. The nature of our rental business necessitates a larger reserve against billings, as a higher percentage of our billed revenue may never be collected, even though revenue has been properly recognized due to insurance denials and also related to our patient’s ability to pay their co-insurance and deductible obligations. The fee schedules are set by contract and patient insurance benefits are verified before product is shipped. Collectability is reasonably assured since we are contracted suppliers and the product has been shipped, net of the appropriate allowances for doubtful accounts and rental adjustments. While there has been an increase in these allowances as a percentage of total accounts receivables, the current estimates for allowances required have grown due to balances not being applied against the reserve and also due to increased write offs of past due patient balances. The Company believes that our estimates are reliable because they are based on historical trends.

Provision for sales returns applies to the Company’s direct-to-patient sales only. The Company does not allow returns from providers. This reserve is calculated based on the preceding rolling 4 months of actual historical returns divided by the direct-to-patient sales for the same period, applied to the current period’s sales revenue for direct-to-patient sales. The Company experienced 6.2%, 6.9%, and 8.6% returns of direct to patient sales for the periods ending December 31, 2011, December 31, 2012 and June 30, 2013, respectively. The Company has experienced a small increase in the historical returns rate since December 31, 2011 primarily due to increased competition among other providers and resellers and a slight increase in product failures in the relevant periods.

As noted in the Staff’s comment, the provisions for sales returns as shown in the statement of cash flows during the six months ended June 30, 2013 is increasing at a rate faster than our increase in sales. A rollforward of each of the components of the allowance for each of the periods presented in our financial statements, including bad debts, sales returns, and allowance for adjustments, is set forth below. The Statement of Cash Flows for the stub periods ended September 30, 2013 and 2012 correctly reflect the provision for sales returns.

We review our rental accounts receivables on at least a quarterly basis to assess the allowance for rental adjustments and write-offs. The allowance for rental adjustments and write-offs was consistent as a percentage of gross rental accounts receivables at 14% as of December 31, 2012 and at 15% as of September 30, 2013.

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended December 31, 2012:
Allowance for doubtful accounts (1)	$865	$1,071	$1,194	$742
Allowance for sales returns (2)	33	545	514	64
Allowance for rental adjustments (3)	984	597	326	1,255
Year ended December 31, 2011:				—
Allowance for doubtful accounts (1)	$144	$1,016	$295	$865
Allowance for sales returns (2)	43	480	490	33
Allowance for rental adjustments (3)	258	1,153	427	984

Nine months ended September 30, 2013
Allowance for doubtful accounts (1)	$742	$1,353	$196	$1,899
Allowance for sales returns (2)	64	1,090	1,034	120
Allowance for rental adjustments (3)	1,255	1,504	887	1,871
Nine months ended September 30, 2012				—
Allowance for doubtful accounts (1)	$865	$748	$226	$1,387
Allowance for sales returns (2)	33	365	349	49
Allowance for rental adjustments (3)	984	322	293	1,013

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

1.	The additions to the allowance for doubtful accounts represent the estimates of the Company’s bad debt expense based upon factors used by the Company to evaluate the collectability of the Company’s accounts receivable, with actual recoveries netted into additions. Deductions are the actual write-offs of the receivables.
2.	The additions to the allowance for sales returns represent estimates of returns based upon the Company’s historical returns experience for the direct-to-patient sales channel only. No reserve is recorded for sales to providers. Deductions are the actual returns of products.
3.	The additions to the allowance for rental adjustments represent estimates of revenue adjustments that will need to be recorded for incorrect or untimely filings on otherwise previously recognized rental revenue. Deductions are the actual adjustments and write offs of the rental receivables for such revenue adjustments, which are applied to a contra-revenue account.

60.	Please disclose the accounts you debit when recording bad debt expense, allowance for sales returns and allowance for adjustments.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page F-15 of the Registration Statement.

61.	Please disclose, similar to your discussion on page 75, the amount and nature of unbilled receivables.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes on page F-15 of the Registration Statement.

Inventories, page F-16

62.	You disclose that you use the standard cost method to value your inventories. We note that under FASB ASC 330-10-30-12 standard costs are acceptable if you adjust them at reasonable intervals so that at the balance-sheet date standard costs reasonably approximate costs computed under one of the recognized bases. Please revise your disclosure both here and on page 75 to state which recognized bases you use. Refer to FASB ASC 330-10-30-9.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes on page F-16 of the Registration Statement.

Property and Equipment, page F-17

63.	You disclose that the range of estimated useful lives for rental equipment is eighteen months to five years. Please tell us how you determined the useful life of your rental equipment. Please also discuss how you consider the term limit of thirty-six months for your Medicare rentals in your analysis.

Response: The Company respectfully advises the Staff that the Company bases its estimated useful life on the expected life of the related assets based on manufacturing guidelines, accelerated life testing, and historical useful life of similar components. Over time, the Company has been able to improve our reliability, specifically in its water management systems which drastically improved reliability from the Inogen One G1 portable oxygen concentrator, which only had a 3-year expected life, to the introduction of the Inogen One G2 portable oxygen concentrator, which has a 5-year expected life. The Inogen One G3 portable oxygen concentrator also has a 5-year expected life. Depending on manufacturer warranty periods, the Company’s stationary oxygen concentrator and portable oxygen concentrator purchases from other manufacturers are expected to function for 3 years to 5 years. The Inogen One accessories (such as batteries, power supplies, carts, carry bags, etc.) are expected to function for 1.5 years.

Rental equipment is fungible between patients and there is significant movement of assets between patients due to changes in condition, death, change in provider, repairs needed, etc. The average oxygen patient lifespan from the time they are prescribed oxygen is approximately 3 years per the clinical study “Ambulatory Oxygen Therapy; Exercise, and Survival with Advanced Chronic Pulmonary Disease (the Nocturnal Oxygen Therapy Trial Revisited).” The Company believes its patient population follows similar death curves due to diagnosis code and activity levels.

Due to the average lifespan of our patients, product is returned approximately at the time that the capped rental period is reached. As a result, the product is redeployed to another patient and a new capped rental period begins.

As a result, the Company believes that the appropriate accounting is to use the estimated useful life of the product (1.5 years to 5 years, depending on product) as the depreciation period instead of the 36-month capped reimbursement period.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

64.	Please disclose the amount of accumulated depreciation of your rental assets as of December 31, 2012 consistent with FASB ASC 840-20-50-4(a). Please also tell us how you considered the disclosures required by FASB ASC 840-20-50-4(b).

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement on page F-17.

Note 7. Convertible Preferred Stock, page F-26

65.	We note the disclosures related to the conversion terms of your preferred stock on page F-28. Please tell us the basis under which you have assumed the automatic conversion of the preferred stock to common stock upon the closing of the underwritten initial public offering. For example, please tell us whether or not you expect the offering to have aggregate proceeds of at least $40 million at an offering price of at least $5.95 per share.

Response: The Company respectfully advises the Staff that regardless of whether the offering has aggregate proceeds in excess of $40 million and an offering price in excess of $5.95 (or $17.85 on a post-stock split basis) per share, the Company expects the requisite stockholders to voluntarily agree to the conversion of their preferred stock in connection with the offering because it is a condition to closing the offering that all preferred stock convert to common stock.

Note 9. Warrants, page F-32

66.	Please summarize the terms that govern the status of the warrants for preferred stock upon the closing of the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-58 of the Registration Statement to summarize the terms that govern the outstanding warrants as of the most recent fiscal quarter and to indicate the status of those warrants upon the closing of the offering.

Note 10. Restatement of Financial Statements, page F-35

67.	We see that you have restated your financial statements to correct for errors in revenue recognition transactions. Please describe for us in greater detail each of the errors identified, including how the transactions were originally accounted for and how they were corrected. Please also discuss whether these errors were the result of improper application of your revenue recognition policy or whether you revised your policy as a result of these errors.

Response: The Company identified the following errors in its financial statements, which are summarized below:

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

(1)	Deferred Revenue: Prior to these restatements, we were recognizing rental revenue for each 30-day billing period at the time of billing and as of the first day of the billing period. However, if the first day of the billing period does not fall on the first day of the month, then a portion of the 30-day billing period will be in the following month and the related revenue should be deferred. Therefore, we have chosen to correct this misstatement and defer the income for the dates of services that fall in a future month. For example, if the dates of service are for 12/10/12—1/09/13, then as of 12/31/12 we defer 9 days of the 30-day period income that was billed on 12/10/12, as well as 9 days of costs of these services, which is estimated using the approximate gross margin on rental sales per day for both depreciation and servicing costs in cost of rental revenues. Since we had not previously deferred a portion of billing revenue to match with the dates of the periods billed in advance, we believe this is a correction of an error since revenue was recognized in advance of the end of the monthly rental period.

(2)	Unbilled Revenue: Prior to these restatements, we did not take into consideration any unbilled revenue that was included in our “Hold” or “Open” billing balances. Included in rental revenue are unbilled amounts that were earned but not able to be billed for various reasons, the largest of which had to do with Medicare denials on previous claims for that patient where the denial needed to be appealed prior to releasing future rental periods. All of the criteria for recognizing revenue had been met as of month-end, but there were specific reasons why we were unable to bill Medicare and private insurance for these amounts, typically associated with clerical denials on previous month’s claims for that patient that needed to be corrected prior to any additional billing was released, or when additional documentation was pending from a doctor’s office to verify verbal information. We estimated the portion of items on hold that met all of the revenue recognition requirements and were awaiting a clerical reprocessing before the claim would be released. Because we should have been considering the hold and open order balance when recording revenue, the Company considers this change as an error in prior periods’ revenue recognition.

(3)	Allowance for Rental Adjustments: Previously, we calculated allowances for bad debts (uncollectible accounts) and other rental adjustments (where denials are received because another provider was concurrently in the home and had been paid for that patient’s oxygen services). However, we determined that proper revenue recognition would be to create an additional allowance for billing errors and other write-offs that were adjusted against net rental revenue that were not covered by our previous reserve amounts since the criteria for revenue recognition was not met on these claims. The Company considers this change to our financials as an error in prior reporting versus a change in accounting estimate since this was not covered in previous allowances.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

Recent Sales of Unregistered Securities, page II-2

68.	We note your reference to Regulation D in the penultimate paragraph of this section. Please clarify which transactions you claim were exempt based on Regulation D, and tell us when you filed a Form D for each such transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in the Registration Statement. In addition, the Company respectfully advises the Staff that the following table sets forth each of the transactions for which the Company sought exemption under Regulation D and the date on which the Form D for each such transaction was filed:

Filing and Filing Date	Security Sold	Amount
Form D filed March 2, 2010	Series F Preferred Stock	$4,522,928
Form D/A filed July 13, 2010	Series F Preferred Stock	Increased amount sold to $9,645,996

Exhibits

69.	Please file the waiver mentioned in the last risk factor on page 20.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has entered into an amendment to the credit and term loan agreement. The Company further advises the Staff that the Company will file the credit and term loan agreement and related amendment in a subsequent amendment to the Registration Statement.

70.	Please file the exhibits, schedules and appendices missing from exhibits 10.15, 10.16, 10.19, 10.20, 10.21 and 10.22.

Response: The Company respectfully acknowledges the Staff’s comment and has filed or will file the exhibits, schedules, and appendices in a subsequent amendment to the Registration Statement.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2393 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Daniel R. Koeppen

Daniel R. Koeppen

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

November 27, 2013

cc:	Alison Bauerlein, Inogen, Inc.
Raymond Huggenberger, Inogen, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Charles K. Ruck, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
Timothy Clackett, BDO USA LLP
Scott Hammon, Macias Gini & O’Connell LLP